SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Will Pay Soliciting Dealer Fee for Participation in the Exchange Offer

São Paulo, May 13, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CC, Fitch: C and Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, today announced that its subsidiary LuxCo will pay a soliciting dealer fee of US$2.50 for each $1,000 principal amount of Old Notes that are validly tendered and accepted for exchange to retail brokers that are appropriately designated by their clients to receive this fee. The soliciting dealer fee will only be paid to each designated retail broker for each tendering eligible holder that submits Old Notes with an aggregate principal amount of US$300,000 or less.

In order to be eligible to receive the Soliciting Dealer Fee, a properly completed Soliciting Dealer Form must be received by D.F. King & Co., Inc., the Exchange and Information Agent, prior to the Early Participation Time or the Expiration Time (as defined in the exchange offer memorandum of May 3, 2016), as applicable. LuxCo will, in its sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the Soliciting Dealer Form and appropriate documentation without defects or irregularities and in respect of bona fide tenders).

For more information and to participate in the private Exchange Offer, eligible bondholders should visit the following website: www.dfking.com/gol.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

Media Relations

Marcelo Mota

In Press Porter Novelli

+55 11 94547 7447

Michael Freitag, Meaghan Repko and Dan Moore

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

About GOL Linhas Aéreas Inteligentes S.A.

        In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bringing people closer and reduce distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

        GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Will Pay Soliciting Dealer Fee for Participation in the Exchange Offer

        The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances.

Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

Disclaimer

        The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

        Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person,” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.